April 3, 2020

Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	T Stamp Inc.

Offering Statement on Form 1-A Filed March 12, 2020

File No. 024-11176

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of March 24, 2020 regarding the Offering Statement of T Stamp Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Dilution, page 12

1.	We note your revised dilution tables in response to prior comment 1. Please address the following:

•	Tell us how you determined that the full exercise of all options and warrants outstanding is factually supportable or revise to remove these assumptions from your calculations.

As the Company has outstanding securities that upon conversion or exercise would result in a significant increase in the issued and outstanding shares of the Company, the Company believes that it is important to identify the potential dilution that could occur upon the exercise or conversion of all those securities. The Company does not intend for this table to be interpreted as an assumption that those instruments would convert or be exercised, but to inform investors and illustrate the potential dilution. As such, the Company has revised the order of the tables and amended the language preceding each table..

•	Tell us why you assumed the full conversion of SAFEs and convertible notes in your calculations. In this regard, it appears that the December 3, 2019 and December 16, 2016 notes are only convertible if you raise over $1.6 million and $2.0 million, respectively. Also, the SAFEs do not appear to be currently convertible. Rather, it appears that a portion of such amount may be repaid in cash if you raise in excess of $3.6 million. Please revise as necessary.

The Company has amended the disclosure preceding the table identifying dilution on the basis of full exercise or conversion of all instruments to clarify that the table should not be understood as an assumption by the Company that the conversions or exercises will occur, but to illustrate for prospective investors the potential dilution that may occur based on outstanding securities of the Company.

•	As suggested in our prior comment, provide pro forma capitalization information reflecting the shares to be issued in this offering for each assumed offering level. Such amounts should also reflect the automatic conversion of the convertible loan and/or SAFE liability balances into equity amounts only if applicable to the assumed offering level.

The Company has amended the “Dilution” section to provide the requested pro forma capitalization table.

Trend Information, page 25

2.	We note your response to prior comment 4. We further note your statement that you are aiming for "Annual Recurring Revenue representing a 0.25% to 0.75% share of total biometric services revenue by the year 2024." Please revise to disclose all material assumptions underlying the projections and provide details about the basis for the projections. As part of your response, explain how you have a reasonable basis to project results four years in the future given your particular circumstances and limited operating history.

The Company has revised the disclosure under “Trend Information” to remove the projected future market share.

Security Ownership of Management and Certain Securityholders, page 27

3.	We note your response to prior comment 5. Please revise to disclose each natural person who has or shares voting and/or dispositive power over the shares held by 10Clouds and Emergent Technology.

The Company has revised its disclosure under “Security Ownership of Management and Certain Securityholders” to disclose each natural person who has or shares voting and/or dispositive power over the shares held by 10Clouds and Emergent Technology.

Consolidated Financial Statements, page 33

4.	Please ensure that all disclosures throughout the filing retroactively reflect the impact of the October 24, 2019 stock split on all share and per share amounts. Refer to SAB Topic 4C.

The Company has revised its financial statements to retroactively reflect the impact of the October 24, 2019 stock split on all share and per share amounts.

5.	Please present earnings per share on the face of the Consolidated Statements of Operations as well as any related footnote disclosures. Refer to ASC 260-10-45. Also, provide pro forma per share information to the extent the conversion of notes and SAFEs or other share issuances are factually supportable and directly attributable to this offering.

The Company has revised its financial statements to present earnings per share on the face of the Consolidated Statements of Operations as well as any related footnote disclosures. The Company has also provided pro forma per share information to the extent the conversion of notes and SAFEs or other share issuances are factually supportable and directly attributable to this offering. Please note that this pro forma share information is also included in the “Dilution” section of the Offering Circular.

Thank you again for the opportunity to respond to your questions to the Offering Statement of T Stamp Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:	Gareth Genner

Chief Executive Officer

T Stamp Inc.

75 5th St NW, Suite 2290

Atlanta GA, 30308